06017545

82-03138

RECEIVED

2006 OCT 18 A 10:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan Bournemouth	25,713,550
Northern Trust London	6,765,240
State Str Bk and Tr Co Lndon	6,182,446
HSBC Bank plc	3,412,930
JP Morgan Bournemouth	2,298,300
Bank of New York Brussels	1,142,817
Mellon Bank	947,000
Bankers Trust London	518,000
Chase Manhttn Bk AG Frankfrt	311,800
Midland Securities Services	240,400
Societe Generale	235,100
JP Morgan Chase Bank	171,000
Dexia Privatbank	35,600
Chase Manhattan London	32,600
State Street Bank and Tr Co	12,139,931
Brown Brothers Harriman and Co	7,796,000
Northern Trust Co	4,334,268
Mellon Bank N A	3,109,455
JP Morgan Chase Bank	2,864,600
Bank of New York	1,563,500
CIBC Mellon Trust	917,996
Royal Trust - Toronto	113,844
JP Morgan Chase Bank	25,971,009
State Street Bank and Tr Co	6,374,780
Mellon Bank N.A	1,789,900
Northern Trust London	498,600
Mellon Bank N.A	95,800
JP Morgan Bournemouth	16,701,006

SUPPL

PROCESSED

OCT 24 2006

THOMSON FINANCIAL

dlw 10/18

Bermuda Trust Far East HK	957,480
JP Morgan, Bournemouth	7,651,937
Brown Bros Harrimn Ltd Lux	4,967,940
Chase Manhatn Bk AG Frankfrt	1,404,100
Northern Trust London	1,041,830
HSBC Bank plc	918,100
BNP Paribas, Paris	893,150
State Str Bk and Tr Co Lndn	667,640
JP Morgan, Bournemouth	618,800
State Street Bank Australia	540,800
National Astl Bk Melbourne	347,500
Brown Bros Harriman & Co	328,400
Bank of New York Brussels	311,200
Northern Trust Co	232,000
BNP Paribas, Paris	194,800
Ing Luxembourg	109,395
Morgan Stanley London	96,804
Master Trust Bank of Japan	703,500
Brown Brothers Harriman and Co	282,520
Nomura Trust and Banking	207,000
Trust & Cust Svcs Bk Ltd, Toko	111,350
Bank of New York Europe Ldn	3,809,100
CDC Finance	531,900
State Street Bank and Tr Co	1,185,000
State Street Hong Kong	70,200

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 5 October 2006

11. Date company informed

6 October 2006

12. Total holding following this notification

160,399,918 shares

13. Total percentage holding of issued class following this notification

4.96%

14. Any additional information

Notification received under s198 CA85

15. Name and contact details of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (tel: 01252 373232)

16. Date of notification

6 October 2006